Exhibit 99.2

UCI Holdings Limited

UCI Holdings Limited Reports Results of Operations for

Second Quarter 2014

LAKE FOREST, IL August 5, 2014 – UCI Holdings Limited, the parent company of UCI International, Inc. (“UCI”), today announced UCI’s results for the second quarter ended June 30, 2014. Net sales were $251.5 million compared to the $252.4 million reported for the second quarter of 2013. The company, a leading manufacturer of vehicle replacement parts, reported that net sales to third parties increased in the OEM (original equipment manufacturer) and OES (new car dealer service) and declined in the retail, heavy duty and traditional channels. Net sales for the second quarter of 2014 also included $14.0 million in related party sales to FRAM Group, compared to $18.9 million for the second quarter of 2013.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $31.0 million for the second quarter of 2014, an increase from $30.4 million in the year-ago quarter. The reconciliation of net (loss) income to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.

Net loss for the second quarter of 2014 was $25.6 million, including $26.8 million, net of tax, in special items, consisting primarily of a trademark impairment loss, restructuring costs and business optimization costs. Net income for the second quarter of 2013 was $1.7 million, including $1.3 million, net of tax, in special items, consisting primarily of restructuring costs, costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group and business optimization costs, offset by the collection of tax refunds.

“Revenue was essentially flat for the quarter, as our continued revenue growth in new OEM products was offset by customer pricing pressure,” said Bruce Zorich, Chief Executive Officer of UCI. “Operationally, we saw an increase in adjusted EBITDA, with improved operating and materials costs partially offset by lower customer pricing and increased sales of lower margin products.”

As of June 30, 2014, the company’s cash on hand was $32.8 million and total debt was $689.7 million.

Conference Call

UCI will host a conference call to discuss its results and performance on Wednesday, August 6, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from August 7 for a 14 day period, at www.uciholdings.com. Click on the UCI 2014 2nd Quarter Results button.

About UCI International, Inc.

UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies, as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that UCI expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give UCI’s current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of UCI and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to UCI’s operations and business environment, all of which are difficult to predict and many of which are beyond UCI’s control. UCI cautions investors that these uncertainties and factors could cause UCI’s actual results to differ materially from those stated in the forward-looking statements. UCI cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, UCI undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net sales
Third party net sales	$237,493	$233,486	$474,807	$459,710
Related party net sales	14,004	18,925	28,314	38,558

Total net sales	251,497	252,411	503,121	498,268
Cost of sales	211,872	211,605	430,929	418,756

Gross profit	39,625	40,806	72,192	79,512
Operating expenses
Selling, general and administrative	(16,544)	(20,025)	(34,703)	(45,328)
Amortization of acquired intangible assets	(5,548)	(5,543)	(11,095)	(11,087)
Restructuring costs, net	(4,268)	(1,789)	(8,377)	(2,109)
Trademark impairment loss	(38,000)	—	(38,000)	—

Operating (loss) income	(24,735)	13,449	(19,983)	20,988
Other expense
Interest expense, net	(14,860)	(10,683)	(33,811)	(24,138)
Miscellaneous, net	(1,463)	674	(3,021)	(657)

(Loss) income before income taxes	(41,058)	3,440	(56,815)	(3,807)
Income tax benefit (expense)	15,458	(1,779)	18,673	411

Net (loss) income	(25,600)	1,661	(38,142)	(3,396)

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	973	(161)	6,164	(296)
Pension and OPEB liability, net of tax	32	688	62	1,320

Total other comprehensive income	1,005	527	6,226	1,024

Comprehensive (loss) income	$(24,595)	$2,188	$(31,916)	$(2,372)

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	June 30, 2014	December 31, 2013
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$32,764	$76,619
Accounts receivable, net	220,177	221,872
Related party receivables	22,213	17,179
Inventories	229,458	202,412
Deferred tax assets	31,083	30,256
Other current assets	32,604	22,776

Total current assets	568,299	571,114
Property, plant and equipment, net	175,307	168,772
Goodwill	309,553	309,703
Other intangible assets, net	323,199	373,433
Deferred financing costs, net	13,124	14,622
Other long-term assets	1,598	4,115

Total assets	$1,391,080	$1,441,759

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$157,202	$152,052
Current maturities of long-term debt	3,163	3,176
Related party payables	696	587
Product returns liability	41,275	42,031
Interest payable	13,081	13,081
Accrued expenses and other current liabilities	56,161	58,665

Total current liabilities	271,578	269,592
Long-term debt, less current maturities	686,488	687,860
Pension and other post-retirement liabilities	59,995	62,256
Deferred tax liabilities	106,026	122,983
Long-term related party payables	361	361
Other long-term liabilities	2,766	2,925

Total liabilities	1,127,214	1,145,977
Contingencies
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(55,627)	(17,485)
Accumulated other comprehensive loss	(545)	(6,771)

Total shareholder’s equity	263,866	295,782

Total liabilities and shareholder’s equity	$1,391,080	$1,441,759

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands)

	Six Months Ended June 30,
	2014	2013
Net cash (used in) provided by operating activities	$(21,679)	$5,420

Cash flows from investing activities:
Capital expenditures	(21,522)	(16,192)
Proceeds from sale of property, plant and equipment	893	23

Net cash used in investing activities	(20,629)	(16,169)

Cash flows from financing activities:
Debt repayments	(1,534)	(1,533)

Net cash used in financing activities	(1,534)	(1,533)
Effect of exchange rate changes on cash	(13)	2

Net decrease in cash and cash equivalents	(43,855)	(12,280)
Cash and cash equivalents at beginning of period	76,619	78,917

Cash and cash equivalents at end of period	$32,764	$66,637

Schedule A

Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Additionally, we believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA

(dollars in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net (loss) income	$(25.6)	$1.7	$(38.1)	$(3.4)
Income tax (benefit) expense	(15.5)	1.8	(18.7)	(0.4)
Net interest expense	14.8	10.6	33.8	24.1
Depreciation and amortization expense	13.8	13.4	27.2	26.2

EBITDA	(12.5)	27.5	4.2	46.5

Trademark impairment loss	38.0	—	38.0	—
Restructuring costs, net	4.3	1.8	8.4	2.1
Business optimization costs	0.8	0.9	1.9	5.9
New business changeover and sales commitment costs	0.2	0.1	1.4	0.1
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	0.1	1.8	0.1	3.0
Miscellaneous non-operating expenses	0.1	0.1	0.1	0.1
Cost of defending class action and other litigation	—	0.1	—	0.1
Collection of tax refunds	—	(1.9)	—	(1.9)

Adjusted EBITDA	$31.0	$30.4	$54.1	$55.9

Net sales	$251.5	$252.4	$503.1	$498.2
Adjusted EBITDA margin	12.3%	12.0%	10.8%	11.2%